Exhibit 99.9

Millennial Esports Enables Racing Gamers to Jump from Mobile Phones to F1 Cars

World’s Fastest Gamer finalist one of two gamers to win Gear.Club’s ‘Drive an F1 car’ prize

TORONTO, Sept. 20, 2018 — Millennial Esports Corp. (“Millennial” or the “Company”, TSX VENTURE: GAME, OTCQB: MLLLF), today announced that it has successfully concluded its latest online Gear.Club competition by providing two gamers with the opportunity to drive a real F1 car. Dr. Henrik Drue (Denmark) and Saidur Ali (UK) proved to be the fastest of the millions of drivers who have downloaded the Gear.Club mobile racing game. Their reward was not in game tokens or merchandise, but two days of driving at a pair of race circuits including the famous and historic French F1 track, Magny Cours, in cars such as Le Mans prototypes, BMW M4s, and the ultimate joyride - a Williams Formula 1 car.

“As the automotive industry rushes towards investment in gaming platforms and Esports, Millennial and our in house game studio Eden Games continue to deliver substantial programmes for the millions of Esports racing fans across the globe,” said Millennial Esports CMO, Darren Cox. “We will continue to surprise gamers with new and innovative ‘money can’t buy’ experiences.”

Head of motorsport operations for Millennial Esports, Jof Cox was on site at the F1 track and was amazed at the gamers’ performances. “From World’s Fastest Gamer we knew that as a surgeon Henrik is very methodical in his approach and he brought the same discipline to the F1 drive. But even after having been involved in Esports racing for more than 6 years with GT Academy I could not have been more impressed with Saidur. He was flat out and on the rev limiter on lap one. His terminal speed was more than 180 miles an hour. With more time and coaching this guy could be very competitive in the real world.”

The ‘Drive an F1 Car’ competition comes between seasons of World’s Fastest Gamer Powered by Millennial Esports. The first season, in four specially created episodes, was recently broadcast in its entirety in the United States on ESPN. More showings are planned by the leading sports network throughout the remainder of the Formula 1 season. An announcement concerning the second season of World’s Fastest Gamer is expected before the end of 2018.

“When we were designing these competitions, I don’t think even we expected the gamers to be this good,” said Millennial Esports CEO Stephen Shoemaker, who was so delighted with the skills of the gamers he decided to give two drivers the chance to enjoy the grand prize of driving an F1 car. “Getting to see their skills, as well as the overwhelming response to our contests, just motivates us to go even bigger and better in the future.”

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) is a vertically integrated mobile gaming publisher leading a revolution to fuse esports racing and professional motorsport through a global competition model. MEC is utilizing its gaming franchises and intellectual property (IP) to engage millions of new players. Combined with its virtual and live tournament platforms, gaming analytics capability, and motorsport IP - including World’s Fastest Gamer - MEC is uniquely positioned to become the market leader in Esports Racing.

Cautionary Statement on Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon Millennial’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information in this news release include, but are not limited to, statements with respect to internal expectations and potential commercial arrangements with future partners. Forward-looking information necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the esports industry generally; the ability of Millennial to implement its business strategies; competition; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Millennial does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Millennial to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in disclosure documents of Millennial filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media Contact:

Gavin Davidson

Director, Communication Strategy 705.446.6630

gavin.davidson@millennialesports.com

Investor Contacts:

Manish Grigo Investor Relations 416.569.3292

manish.grigo@millennialesports.com

Alex Igelman

Executive Chairman and Director 647.346.1888

alex.igelman@millennialesports.com